UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  October 24, 2006

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 13 dated October 24, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

October 24, 2006

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, Chairman

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 13, 2006
October 24, 2006

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC GOLD GEARS UP FOR GROWTH

Appoints Michael Michaud as President and CEO
Nick Ferris moves up to Chairman of the Board

J-Pacific Gold Inc. ("J-Pacific") (TSXV - JPN, OTCBB - JPNJF), a Vancouver-based company engaged in the exploration of gold prospects in North America, is pleased to announce the appointments of Michael Michaud, P.Geo., as President and CEO and Nick Ferris, previously President and CEO, as Chairman of the Board of Directors.

In making the announcement today, J-Pacific's new Chairman, Nick Ferris, said that Mr. Michaud is perfectly suited to lead the Company at this time: "We are delighted to have Michael Michaud join our corporate team. Our company has grown, so we now have a diversified North American-based portfolio of mineral assets. This presents the opportunity of becoming a gold-producing company with a sustaining cash flow and the ability to aggressively explore new gold prospects. Mr. Michaud's skills will be invaluable in guiding J-Pacific toward these goals."

Mr. Michaud is a professional geologist and a qualified person as defined by National Instrument 43-101. He brings to J-Pacific over 20 years' experience in exploration and mining of gold, base metals, diamonds and industrial minerals in North America and abroad. He has actively participated in the exploration and exploitation of numerous mineral projects and will provide an invaluable link between these two aspects of our business.

Prior to working with J-Pacific, Mr. Michaud served as a partner and member of the board of directors at SRK Consulting in Toronto. His consulting work has entailed exploration management, resource estimation, economic studies, reports for stock exchange listings, and engineering studies. His postings with several underground and open-pit precious metals mining operations in Canada and the U.S. include that of chief geologist at the Lac des Iles PGE mine in Ontario. He has also acted as a director on the boards of several private and public companies.

Mr. Michaud's appointment takes effect immediately. He will be responsible for developing and managing exploration strategies for J-Pacific's current properties, and for pursuing a growth strategy through acquisitions.

"I look forward to working with the J-Pacific team and welcome the challenge of advancing the Company's Blackdome Mine and Elizabeth Projects toward production, and to instituting aggressive exploration programs at its Montgolfier Project in Quebec and the Callaghan and Golden Trend Projects in Nevada."

Meanwhile, Mr. Ferris, in his new role as Chairman of the Board of Directors, will focus on strategic vision, financing and public relations initiatives. "In the past year, J-Pacific's shareholder base has expanded considerably, including the addition of new institutional investors," he said. "Now that we're entering a new phase - with a major focus on exploration and development of our properties and potential new acquisitions - increased communication with investors, communities and government is an even greater priority."

The private placement is subject to regulatory approval.

On behalf of the Board of Directors,

"N. Ferris"
Chairman

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.

For more information, please visit our website, www.jpgold.com, or call or e-mail:

Contact:
Nick Ferris, Chairman
J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Media Inquiries
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com